Exhibit 99.1

ELBIT IMAGING ANNOUNCES JOINT VENTURE WITH PLAZA CENTERS’
TO DEVELOP MIXED USE PROJECTS IN INDIA

Tel Aviv, Israel, August 26, 2008,  Elbit Imaging Ltd. (Nasdaq: EMITF) (“EI” or the “Company”), today announces it has signed a joint venture agreement with it’s subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”), a leading emerging markets property developer in Central and Eastern Europe and in India for the development of major mixed use projects in India.

Under this agreement Plaza will acquire from EI a 47.5% stake in Elbit India Real Estate Holdings Limited (the “Joint Venture” or the “JV”), which already owns, directly and indirectly, stakes of between 50% and 80% in three mixed use projects in India, in conjunction with local Indian partners. EI and Plaza shall have equal voting rights in the JV company.

Plaza will pay a nominal amount to the JV for the 47.5% shareholding, plus circa US$126 million to EI reflecting 50% of all loans and financing granted to date to the JV by EI. The loans and financing were used to purchase the plots of land and for other associated costs related to the JV's real estate activities.

The three projects, located in Bangalore, Chennai and Cochin, will have a total combined development budget of approximately US$3.4 billion and a built-up area in excess of 3.8 million sqm (excluding parking spaces).

Details of the three JV projects are as follows:

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Bangalore: This mixed-use project, 50% owned by the JV and 50% owned by a prominent local developer, is located on the eastern side of Bangalore, India’s fifth largest city with a population of over seven million people. With a total built area of over 2.1 million sqm, it will be comprised of luxury residential units (Villas and Multi-level), office complexes, a major retail facility, hotel complex, hospital, golf course, club houses and ancillary amenity facilities.

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Chennai: A mixed-use development, 80% owned by the JV and 20% owned by a prominent local developer, will be developed into an integrated mixed-use project consisting of high quality residential units (in both high-rise buildings and villas), ancillary amenities such as club houses, swimming pools and sports facilities, a local retail facility and an office complex, with a total built area of 1.1 million sqm. Chennai is India’s fourth largest city with a population of over ten million people.

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Cochin Island: A 50:50 partnership with a prominent local developer, this mixed-use project will be comprised of high-end residential apartment buildings, office complexes, a hotel and serviced apartments complex, retail area and a marina. It is located on a backwater island adjacent to the administrative, commercial and retail hub of the city of Cochin, in the state of Kerala, with a local population of more than three million people.

The JV will also look for further development opportunities for large scale mixed use projects in India, predominantly led by either residential, office or hotel schemes.

It is noted that under the terms of an agreement with EI, Mr. Abraham (Rami) Goren, EI’s Executive Vice Chairman (“Goren”), is entitled to shares representing up to 5% of the JV (“Goren’s Shares”). Following the full allotment of the Goren’s Shares, the shareholdings in the JV company will be as follows: 47.5% Plaza, 47.5% EI and 5% Goren.

Shimon Yitzhaki, President, commented: “By creating this joint venture, Plaza Centers and Elbit will be able to take full advantage of the synergy and co-operation which exists between the two companies regarding the Company’s real estate development operations in India. The JV will enable each side to benefit from the know how, expertise, experience and financing capabilities of the other party. We believe that this joint venture promises significant managerial, financial and operational advantages and potentials for both parties. We are confident that by incorporating this JV, the Group will be better positioned to pursue the large scale challenges which it has set for itself in India, with both parties contributing their vigor and commercial efficiency for which they are already well known.”

About Elbit Imaging Ltd.
The following is a summary of the principal fields of our businesses:  (i) Shopping and Entertainment Centers - Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use projects in Central and Eastern Europe and in India. (ii) Hotels - Hotel ownership, operation, management and sale, primarily in major European cities. (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment. (iv) Other Activities - Other activities consisting of (a) investments in real estate assets in India designated for residential projects and other mixed-use projects; (b) the distribution and sale of fashion retail in Israel; and (c) venture-capital investments. Other activities also include investments in hospitals and farm dairy plant which are in preliminary stages.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on June 30, 2008 and as amended on July 2, 2008 .

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com